Exhibit 99.1

unaudited PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements were prepared by applying certain pro forma adjustments to the historical financial statements of Boxlight Corporation (“BOXL”, “Boxlight Parent”). The pro forma adjustments give effect to the following transactions (the “Transactions”):

●	Our acquisition of Mimio LLC (“Mimio”);

●	Our acquisition of the shares of Boxlight, Inc., Boxlight Latinoamerica, S.A. DE C.V. and Boxlight Latinoamerica Servicios, S.A. DE C.V (collectively, the “Boxlight Group”)

The unaudited pro forma combined statements of operations for the six months ended June 30, 2016 and for the year ended December 31, 2015 give effect to the Transactions as if each of them had occurred on January 1, of each period.

These pro forma combined financial statements include adjustments for our acquisition assuming our initial public offering price is $7.00 per share.

We have based the pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We describe in greater detail the assumptions underlying the pro forma combined financial statements in the notes to the unaudited pro forma combined financial statements. In many cases, we based these assumptions on preliminary information and estimates. The actual adjustments to our pro forma combined financial statements will depend upon a number of factors and additional information that will be available on or after the closing date of this offering. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material.

On May 12, 2016 and April 1, 2016, Boxlight Parent acquired Genesis Collaboration LLC (“Genesis”) and Mimio, respectively . The acquisitions of Mimio and Genesis were considered transfers of businesses between entities under common control, and therefore the assets acquired and liabilities assumed were transferred at historical cost of the ultimate parent, Vert Capital Corp. (“Vert Capital”). Because the acquisitions were common control transactions in which Boxlight Parent acquired businesses, the historical financial statements of Boxlight Parent have been retrospectively adjusted to reflect the results of operations, financial position, and cash flows of Mimio and Genesis as if Boxlight Parent owned Mimio and Genesis for all periods presented from the date Mimio, Genesis and Boxlight Parent were under common control. Mimio and Genesis were acquired by Vert Capital on November 4, 2015 and October 31, 2013, respectively. As a result, the operating results of Mimio for the six months ended June 30, 2016 and the period from November4, 2015 to December 31, 2015 and the operating results of Genesis for the six months ended June 30, 2016 and the year ended December 31, 2015 were added to the retroactively adjusted operating results of Boxlight Parent.

We accounted for the acquisition of the Boxlight Group using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America, with BOXL being considered the acquiring entity. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, net of liabilities, based on their estimated fair values as of the acquisition date. We completed the acquisition of Boxlight Group on July 18, 2016 and we are working on finalizing valuation of Boxlight Group. The estimated purchase price and fair value of those assets to be acquired and liabilities assumed is preliminary. Once we complete our final valuation process for our acquisitions, we may report changes to the value of the assets acquired and liabilities assumed, as well as the amount of goodwill, and those changes could differ materially from what we present here.

These unaudited pro forma combined financial statements do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date.

Boxlight Corporation

(f/k/a Logical Choice Corporation)

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2016

(in thousands, except share and per share data)	Boxlight Group	Boxlight Parent*	Pro Forma Adjustments		Pro Forma Combined

Revenues	$5,766	$7,494	$(1,221	)(1)	$12,039
Cost of revenues	4,533	4,401	(1,221	)(1)	7,713
Gross profit	1,233	3,093	-		4,326

Operating expenses:
General and administrative	1,897	2,651	(33	)(1)(2)	4,515
Research and development	-	602	-		602
Depreciation and amortization	24	-	290	(3)	314
Total operating expenses	1,921	3,253	257		5,431

Loss from operations	(688)	(160)	(257)		(1,105)

Other income (expense):
Interest expense	(7)	(140)	(78	)(9)	(225)
Other income, net	(31)	61	33	(1)	63
Total other income (expense)	(38)	(79)	(45)		(162)

Loss before income taxes	(726)	(239)	(302)		(1,267)
Income tax expense	-	-	-	(8)	-
Net loss	$(726)	$(239)	$(302)		$(1,267)

Net loss per common share- basic and diluted		$(0.05)			$(0.29)
Weighted average number of common shares outstanding - basic and diluted.		4,411,513	-	(7)	4,411,513

* Financial information has been retrospectively adjusted for the acquisitions of Mimio and Genesis.

Boxlight Corporation

(f/k/a Logical Choice Corporation)

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2015

(in thousands, except share and per share data)	Boxlight Group	Boxlight Parent*	Mimio (10)	Pro Forma Adjustments		Pro Forma Combined

Revenues	$12,075	$3,377	$12,441	$(777	)(1)	$27,116
Cost of revenues	8,745	2,277	6,055	(777	)(1)	16,300
Gross profit	3,330	1,100	6,386	-		10,816

Operating expenses:
General and administrative	3,710	2,942	4,887	-	(2)	11,539
Research and development	-	208	1,606	-		1,814
Depreciation and amortization	22	-	-	581	(3)	603
Total operating expenses	3,732	3,150	6,493	581		13,956

Loss from operations	(402)	(2,050)	(107)	(581)		(3,140)

Other income (expense):
Interest expense	-	(99)	-	(281	)(1)(9)	(380)
Other income, net	(129)	(111)	144	-		(96)
Total other income (expense)	(129)	(210)	144	(281)		(476)

Loss before income taxes	(531)	(2,260)	37	(862)		(3,616)
Income tax expense	(5)	-	-	-	(8)	(5)
Net income (loss)	$(536)	$(2,260)	$37	$(862)		$(3,621)

Net loss per common share- basic and diluted		$(0.52)				$(0.84)
Weighted average number of common shares outstanding - basic and diluted.		4,306,701		-	(7)	4,306,701

* Financial information has been retrospectively adjusted for the acquisitions of Mimio and Genesis.

Boxlight Corporation

(f/k/a Logical Choice Corporation)

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2016

(in thousands)	Boxlight Group	Boxlight Parent*	Pro Forma For Acquisitions		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$257	$336	$-		$593
Accounts receivable – trade, net	1,280	2,328	-		3,608
Accounts receivable – related party	690	37	(717	)(1)	10
Inventories, net of reserves	3,199	2,110	-		5,309
Other current assets	468	192	-		660
Total current assets	5,894	5,003	(717)		10,180

Property, plant & equipment, net	66	-	-		66
Intangible assets	250	-	11,282	(4)	11,532
Note receivable - related party	312		(312	)(1)	-
Goodwill	-	225	5,844	(5)	6,069
Other assets	65	3	-		68
Total assets	$6,587	$5,231	$16,097		$27,915

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$6,180	$4,656	$(1,009	)(1)	$9,827
Short-term debt	1,634	4,642	-		6,276
Deferred revenues – short-term	464	-	-		464
Other short-term liabilities	250	11	-		261
Total current liabilities	8,528	9,309	(1,009)		16,828

Long-term debt, net of current portion	-	2,325	(312	)(1)	2,013
Deferred revenues – long-term	300	-	-		300
Total non-current liabilities	300	2,325	(312)		2,313
Total liabilities	8,828	11,634	(1,321)		19,141

Equity:
Series A Convertible Preferred Stock	-	-	-		-
Series B Convertible Preferred Stock	-	-	-		-
Series C Convertible Preferred Stock	-	-	-		-
Common stock, authorized, issued and outstanding	10	-	(10	)(6)	-
Additional paid-in capital	3,646	(2,736)	11,531	(6)	12,441
Retained earnings (accumulated deficit)	(6,097)	(3,667)	6,097	(6)	(3,667)
Accumulated other comprehensive income	200	-	(200	)(6)	-
Total equity	(2,241)	(6,403)	17,418		8,774
Total liabilities and equity	$6,587	$5,231	$16,097		$27,915

* Financial information has been retrospectively adjusted for the acquisitions of Mimio and Genesis.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1) Basis of Presentation – The pro forma eliminates transactions and balances among the Boxlight Group, Mimio (for the period before Vert Capital’s acquisition of Mimio) and Boxlight Parent.

(2) Stock Option Expense – We account for stock-based compensation using the fair value method, which requires the measurement and recognition of compensation expense for all share-based payment awards based on their estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model. We use the Black-Scholes option pricing model to measure stock-based compensation. The Black-Scholes model determines the fair value of share-based payment awards based on the fair value of the underlying common stock on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the fair value of the underlying common stock, expected volatility over the term of the awards and actual and projected employee stock option exercise behaviors. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumptions are used, the stock-based compensation expense could be materially different in the future. Compensation expense relating to employee stock awards is recorded on a straight-line basis.

Determining the fair value of stock-based awards on the grant date requires the use of estimates and assumptions, including the fair value of our Class A common stock, exercise price of the stock option, expected volatility, expected life, risk-free interest rate and dividend rate. We estimate the expected volatility of our stock options by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options. As a result, we used the simplified method, as provided under SAB Topic 14.D, “Share-Based Payment,” to calculate the expected term estimate based on the options’ vesting terms and contractual terms. The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards. The expected dividend yield is zero as we do not anticipate paying any recurring cash dividends in the foreseeable future.

According to our share purchase agreement with the Boxlight Group, dated May 12, 2016, we may grant the employees of the Boxlight Group 10-year options to purchase 195,126 share of our Class B common shares, which represent on an aggregate basis 2% of the fully-diluted common stock as defined by the agreement with Boxlight. The full terms of the stock option have not been determined. As a result, we did not provide an estimate of the stock-based compensation related to these options. These options vests annually in equal installments over a 4-year period commencing one year after the closing date of our acquisition of Boxlight Group.

(3) Amortization of Intangible Assets – We amortize intangible assets over their estimated useful lives. We based the estimated useful lives of acquired intangible assets on the amount and timing in which we expect to receive an economic benefit. We assigned these intangible assets a useful life of 10 years based upon a number of factors, including contractual agreements, consumer awareness and economic factors (including known technological advances, effects of obsolescence, demand, competition, and the period of expected future cash flow that would be associated with the intangibles) pertaining to the combined companies. We believe the level of consumer awareness of our products will contribute to the continuation of purchases stemming from the customer relationships we will obtain in these acquisitions.

The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors could result in a change to the estimated fair value of these intangible assets and/or the weighted-average useful lives from what we have assumed in these unaudited pro forma combined financial statements. In addition, the combined effect of any such changes could result in a significant increase or decrease to the related amortization expense estimates.

The amortization of intangible assets of our completed acquisitions assumes that the assets were acquired on January 1, 2015 and amortized over the period associated with the statements of operations. For the six months ended June 30, 2016 and the year ended December 31, 2015, the pro forma adjustments for the amortization expenses related to intangibles acquired was $290,000 and $581,000, respectively.

(4) Intangible Assets – We based our preliminary estimates of each intangible asset type/category that we expect to recognize as part of the acquisitions on the nature of the businesses and the contracts that we have entered into with the Boxlight Group. We also based our estimate of Boxlight Group’s intangible assets on the preliminary work prepared by a third party valuation specialist. However, all of these estimates are preliminary, as we are still gathering all the facts surrounding the businesses acquired and therefore have not been able to finalize the accounting for these transactions.

The figures set forth below reflect the preliminary fair value of intangible assets of the businesses we acquired and their estimated useful lives. All preliminary estimates for the fair value of intangibles will be refined once we obtain all the information but not to exceed one year from the acquisition date.

Fair Value Adjustment to Intangible Assets from the Acquisition of Boxlight Group

		Estimated
(in thousands)	Boxlight	Useful Life
Trademarks	$5,474	Indefinite
Customer related	5,808	10 years
Total intangible assets	$11,282

(5) Purchase Price Allocation – We recognized the assets acquired and liabilities assumed at their fair value on the acquisition date, and if there was any excess in purchase price over these values it was allocated to goodwill. Boxlight Parent shall issue 270,000 Series C Preferred Stock to EDI. These shares can be converted into 2,168,168 shares (including certain bonus shares of Class A common stock representing 8% of the shares issuable upon conversion of the Series C Preferred Stock) of Class A common stock upon IPO, assuming stock offering price to be $7.00 per share on a $62.2 million valuation of the Company determined by our management and our total shares outstanding in the amount of 9,757,273 on a pro forma and fully diluted basis as defined by the acquisition agreements. If the actual valuation differs from the $62.2 million valuation provided by our management, the difference could materially impact our pro forma presentation. We are using the $62.2 million valuation as our best estimate of calculating the purchase price for the acquisitions. A difference in our valuation would change the amount of goodwill created under the transactions. If the valuation goes up goodwill will increase and if the valuation goes down goodwill will decrease. There are no other impacts to the pro forma financial statements.

We engaged a third-party valuation specialist to assist us in valuing the assets acquired and liabilities assumed for the Boxlight Group acquisitions. The preliminary study is complete, and the assumptions will be updated on the consummation of the initial public offering.

The following table shows the preliminary purchase prices, estimated acquisition-date fair values of the assets acquired and liabilities assumed and calculation of goodwill for Boxlight Group utilizing the information at June 30, 2016, the most recent balance sheet available to us. We acquired Boxlight Group on July 18, 2016, as such, the final acquisition date fair value of the assets and liabilities will be adjusted for the transactions during the 18 days in July 2016 once the information becomes available.

Assets acquired:

(in thousands)	Boxlight Group	Fair Value Adjustment	Fair Value of Net Assets
Current assets	$5,894	$(684)	$5,210
Property, plant and equipment	66	-	66
Intangible assets	250	11,282	11,532
Other assets	377	(312)	65
Goodwill	-	5,844	5,844
Total assets	6,587	16,130	22,717
Total liabilities	(8,828)	33	(8,795)

Net assets acquired (liabilities assumed)	$(2,241)	$16,163	$13,922

Consideration paid:

(in thousands, except share and per share data)	Boxlight Group
2,168,168 shares assumed to be issued at $7.00 per share to acquire 100% of the outstanding ownership of Boxlight Group	$15,177
Preexisting payable and receivables between Boxlight Group and Boxlight Parent	(1,255)
Total	$13,922

The preliminary estimate of equity consideration to be transferred is based on an aggregate value of equity, as stated in the share purchase agreement, at the price of our Class A common stock to be sold in this offering (currently assumed to be $7.00 per share). The number of shares that will be issued in connection with the acquisitions will be fixed shortly before closing of this offering. The total equity value for the acquisition will be determined at the time of closing, based on the fixed number of shares and the actual offering price. The amount of goodwill, if any, on the date of the acquisition will vary based on the actual price of the offering.

Our stock offering price is determined based on the valuation of the Company. The following table shows the impact to the purchase price allocation based on a range of the Company’s valuations.

SENSITIVITY ANALYSIS	$55 Million	$62 Million	$70 Million	$75 Million	$80 Million
Shares issued for acquisition	2,168,168	2,168,168	2,168,168	2,168,168	2,168,168
Share price	$6.19	$7.00	$7.87	$8.43	$9.00

Value of shares issued	$13,411	$15,177	$17,069	$18,288	$19,507
Preexisting payable and receivables	(1,255)	(1,255)	(1,255)	(1,255)	(1,255)
Total purchase price	$12,156	$13,922	$15,814	$17,033	$18,252

Allocation for purchase price
Net liabilities assumed	$(3,454)	$(3,454)	$(3,454)	$(3,454)	$(3,454)
Fair value of intangibles	11,532	11,532	11,532	11,532	11,532
Goodwill	4,078	5,844	7,736	8,955	10,174
Total purchase price	$12,156	$13,922	$15,814	$17,033	$18,252

(6) Issuance of our Common Shares in Exchange for Shares of Companies Acquired – Adjustment reflects the elimination of equity accounts of Boxlight Group and the issuance of 270,000 Series C Preferred Stock. These shares can be converted into 2,168,168 shares (including certain bonus shares of Class A common stock representing 8% of the shares issuable upon conversion of the Series C Preferred Stock) of Class A Common stock upon IPO, assuming stock offering price to be $7.00 per share on a $62.2 million valuation of the Company determined by our management.

(7) Weighted Average Outstanding Shares – On a pro forma basis, we consider all shares to be issued in connection with the acquisition of Boxlight Group, Mimio and Genesis transactions to have been issued and outstanding at the beginning of the periods presented. Boxlight Parent agreed to issue 1,000,000 shares of Series B Preferred Stock to Genesis former members and 270,000 shares of Series C Preferred Stock to EDI upon completion of acquisitions. These preferred shares can be converted into an aggregated amount of 2,558,420 shares of Class A Common Stock, assuming stock offering price to be $7.00 per share on a $62.2 million valuation of the Company determined by our management or other number of shares that represents 26.22% of fully diluted common shares as defined by the agreement to acquire Boxlight Group. The weighted average outstanding shares does not include the impact of these preferred shares because during a loss period, the inclusion of these shares would have an anti-dilutive effect.

(8) We have not reflected any pro forma adjustments to reflect the tax impact of the pro forma adjustments, as we believe that the tax impact would not be material.

(9) Issuance of Long-term and Short-term Debt for Acquisition of Mimio – On May 5, 2016, pursuant to a membership interest purchase agreement, dated as of April 1, 2016, Boxlight Parent acquired 100% of the membership interest in Mimio from Mim Holdings, Inc. in exchange for a 4% $2,000,000 unsecured convertible promissory note due March 31, 2019 and the assumption of a 6% $3,425,000 senior secured note of Mim Holdings due July 3, 2016 that is payable to Skyview Capital, LLC, (“Skyview”), the former equity owner of Mimio (the “Skyview Note”). Effective as of August 3, 2016, the Skyview Note was restated as a $3,960,508 installment note of which $2,500,000 is due and payable on the earlier of September 30, 2016 or out of the net proceeds of a senior debt facility provided by an asset based lender, and the remaining balance is due and payable on December 15, 2016. For the six months ended June 30, 2016 and the year ended December 31, 2015, the pro forma adjustments for the interest expenses related to the notes were $78,000 and $285,000, respectively.

(10) Mimio income and expense for the period from January 1, 2015 to November 2, 2015 – The pro forma combined balances were adjusted to include Mimio’s operating results for the period from January 1, 2015 to November 2, 2015. Mimio was acquired by a company controlled by Vert Capital on November 3, 2015 and subsequently acquired by Boxlight Parent. The acquisition is considered as a common control transaction, whereby the operating results of Mimio for the period from November 3, 2015 to December 31, 2015 were included in Boxlight Parents’ retroactively adjusted balances.